Schedule 13D                                                         Page 1 of 6




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           THE MEDICINES COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584688 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                December 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Schedule 13D                                                         Page 2 of 6


CUSIP No.584688 10 5
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R. S. Nos. of above persons (entities only).

              Warburg, Pincus Ventures, L.P.                  I.R.S. #13-3784037
------------  ------------------------------------------------------------------

      2.      Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [ ]
              (b) [x]
------------  ------------------------------------------------------------------

      3.      SEC Use Only
------------  ------------------------------------------------------------------

      4.      Source of Funds (See Instructions)

              WC
------------  ------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------  ------------------------------------------------------------------

      6.      Citizenship or Place of Organization

              Delaware
------------  ------------------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially
Owned by                   0
Each                 -----------------------------------------------------------
Reporting
Person               8.    Shared Voting Power
With
                           1,641,601
              ------------------------------------------------------------------

                     9.    Sole Dispositive Power

                           0
              ------------------------------------------------------------------

                     10.   Shared Dispositive Power

                           1,641,601
------------  ------------------------------------------------------------------

      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              1,641,601
------------  ------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------  ------------------------------------------------------------------

      13.     Percent of Class Represented by Amount in Row (11) 4.0%

------------  ------------------------------------------------------------------

      14.     Type of Reporting Person (See Instructions)

              PN

Schedule 13D                                                         Page 3 of 6


CUSIP No.584688 10 5
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R. S. Nos. of above persons (entities only).

              Warburg Pincus & Co.                            I.R.S. #13-6358475
------------  ------------------------------------------------------------------

      2.      Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [ ]
              (b) [x]
------------  ------------------------------------------------------------------

      3.      SEC Use Only
------------  ------------------------------------------------------------------

      4.      Source of Funds (See Instructions)

              WC
------------  ------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------  ------------------------------------------------------------------

      6.      Citizenship or Place of Organization

              New York
------------  ------------------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially
Owned by                   0
Each
Reporting            -----------------------------------------------------------
Person
With                 8.    Shared Voting Power

                           1,641,601
                     -----------------------------------------------------------

                     9.    Sole Dispositive Power

                           0
                     -----------------------------------------------------------

                     10.   Shared Dispositive Power

                           1,641,601
------------  ------------------------------------------------------------------

      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              1,641,601
------------  ------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------  ------------------------------------------------------------------

      13.     Percent of Class Represented by Amount in Row (11) 4.0%

------------  ------------------------------------------------------------------

      14.     Type of Reporting Person (See Instructions)

              PN

Schedule 13D                                                         Page 4 of 6


CUSIP No.584688 10 5
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R. S. Nos. of above persons (entities only).

              Warburg Pincus LLC
              (formerly E.M. Warburg, Pincus & Co., LLC)      I.R.S. #13-3536050
------------  ------------------------------------------------------------------

      2.      Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [ ]
              (b) [x]
------------  ------------------------------------------------------------------

      3.      SEC Use Only
------------  ------------------------------------------------------------------

      4.      Source of Funds (See Instructions)

              WC
------------  ------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------  ------------------------------------------------------------------

      6.      Citizenship or Place of Organization

              New York
------------  ------------------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially
Owned by                   0
Each
Reporting            -----------------------------------------------------------
Person
With                 8.    Shared Voting Power

                           1,641,601
                     -----------------------------------------------------------

                     9.    Sole Dispositive Power

                           0
                     -----------------------------------------------------------

                     10.   Shared Dispositive Power

                           1,641,601
------------  ------------------------------------------------------------------

      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              1,641,601
------------  ------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------  ------------------------------------------------------------------

      13.     Percent of Class Represented by Amount in Row (11) 4.0%

------------  ------------------------------------------------------------------

      14.     Type of Reporting Person (See Instructions)

              OO

Schedule 13D                                                         Page 5 of 6


     This Amendment No. 3 amends the Schedule 13D filed on May 23, 2001, as amended by Amendment No. 1 filed on July 29, 2002 and Amendment No. 2 filed on November 22, 2002 (as amended the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC" and, together with WPV and WP, the "Reporting Entities"). This Schedule 13D relates to the Common Stock, par value $0.001, of The Medicines Company, Inc., a corporation organized under Delaware law (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of the Company, par value $0.001 per share.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

     On December 12, 2002, Ventures distributed 2,509,657 shares of Common Stock to its partners. As of such date and after giving effect to the distribution, the Reporting Persons beneficially owned 1,641,601 shares of Common Stock, or approximately 4.0% of the shares of Common Stock outstanding (comprised of (i) 39,299,967 shares of Common Stock outstanding as of October 23, 2002; and (ii) 1,275,810 additional shares of Common Stock issuable on the exercise of the immediately exercisable warrants held by Ventures). On December 12, 2002, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

Schedule 13D                                                         Page 6 of 6


                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  December 16, 2002                    WARBURG, PINCUS VENTURES,
                                             L.P.

                                             By:  Warburg, Pincus & Co.,
                                                  General Partner

                                             By:  /s/ Scott A. Arenare
                                                  --------------------------
                                             Name:   Scott A. Arenare
                                             Title:  General Partner


Dated:  December 16, 2002                    WARBURG PINCUS & CO.

                                             By:  /s/ Scott A. Arenare
                                                  --------------------------
                                             Name:   Scott A. Arenare
                                             Title:  General Partner


Dated:  December 16, 2002                    WARBURG PINCUS LLC

                                             By:  /s/ Scott A. Arenare
                                                  --------------------------
                                             Name:   Scott A. Arenare
                                             Title:  Managing Director